U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES FOR THE YEAR ENDED DECEMBER 30, 2005 INDEX

Page

Report of Independent Registered Public Accounting Firm . . . . . . . . . . . . . . . . . . . . .	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 30, 2005 and 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2005 and 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4-9

Supplemental Schedule*:

Schedule of Assets (Held at End of Year) at December 30, 2005. . . . . . . . . . . . . . . .	10

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings for Salaried Employees (the "Plan") at December 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/PRICEWATERHOUSECOOPERS LLP
-----------------------------------------------------
PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 26, 2006

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 30, 2005 and 2004

	2005	2004
	---------------	---------------

Assets:
Investments at fair value (Notes 2 and 4)	$21,281,634	$20,509,994
	---------------	---------------
Total assets	$21,281,634	$20,509,994
	---------------	---------------

Liabilities:
Liability due to Chesapeake Corporation 401(k)
Savings Plan for Hourly Employees (Note 1)	917,862	-
	---------------	---------------
Total liabilities	917,862	-
	---------------	---------------

Net assets available for benefits	$20,363,772	$20,509,994
	=========	=========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended December 30, 2005 and 2004

	2005	2004
	-------------	-------------

Investment income:
Interest and dividends	$631,591	$640,620
Net appreciation in fair value of investments (Notes 2 and 4)	257,659	1,486,113
	--------------	--------------
	889,250	2,126,733

Contributions (Note 1):
Employees	350,003	372,896
Rollovers	377,945	-
Employer	143,798	123,454
	--------------	--------------
	871,746	496,350

Distributions to participants (Note 1)	(1,907,218)	(1,879,012)
	--------------	--------------
Net (decrease) increase before plan transfers	(146,222)	744,071

Plan transfers (Note 6)	-	(7,917)
	--------------	--------------
Net (decrease) increase	(146,222)	736,154

Net assets available for benefits, beginning of year	20,509,994	19,773,840
	--------------	--------------
Net assets available for benefits, end of year	$20,363,772	$20,509,994
	=========	=========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan document.

Effective January 1, 2005 Mercer Trust Company ("Mercer") assumed the trustee responsibilities of Putnum Investments.

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

Effective January 1, 2006 the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Hourly Plan") was merged with and into the Plan, at which time all participants in the Hourly Plan became participants in the Plan (the "Merger"). The investment options under the Hourly Plan are the same as the investment options under the Plan; therefore, participant accounts that were transferred into the Plan maintained the same investments as under the Hourly Plan. On December 30, 2005 investments of $917,862 were transferred into the Plan. As the merger did not occur until January 1, 2006, the Plan has recorded a liability to the Hourly Plan for this amount as of the end of the Plan year. (See Note 8, Reconciliation of Financial Statements to Form 5500 and Note 9, Subsequent Events)

Effective January 1, 2006 the Plan was renamed the Chesapeake Corporation Retirement and 401(k) Savings Plan.

Employee Contributions

A participant may elect to defer receipt of 2% to 100% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($14,000 in 2005 and $13,000 in 2004) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Beginning in 2002, employees who reached age 50 by the Plan year end were allowed to contribute an additional $1,000 to their Plan account. The additional contribution allowed will increase $1,000 per year through 2006. As of December 30, 2005 and 2004, total additional contributions allowed were $4,000 and $3,000, respectively; therefore, increasing the adjusted statutory limits for these employees were $18,000 in 2005 and $16,000 in 2004.

NOTES TO FINANCIAL STATEMENTS, Continued

1. Description of Plan, continued:

Employer Contributions

The Plan provides for a matching contribution each Plan year, in an amount equal to 60% of the first 6% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. The matching contributions are credited to participant accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions. (See Note 9, Subsequent Events)

Discretionary Contributions

The Employer may make discretionary contributions in cash or Chesapeake stock as the Board of Directors or the Executive Compensation Committee of the Board may determine. No such discretionary contributions were made in 2005 or 2004.

Vesting

Participants are fully and immediately vested in all employee contributions. Participants are generally vested in employer matching contributions pro rata over a five year period. (See Note 9, Subsequent Events)

Participant Loans

Employees that are participants may borrow from the vested portion of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly. Loan payments are generally made through payroll deductions on each paycheck. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 30, 2005 and 2004, interest rates on outstanding loans ranged from 5.00% to 9.50%.

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $1,000, a lump-sum distribution is required.

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. The balances of forfeited nonvested accounts were $15,468 and $7 at December 30, 2005 and December 30, 2004, respectively. Forfeitures in the amount of $11,861 and $41,404 were used to reduce employer contributions in 2005 and 2004, respectively.

NOTES TO FINANCIAL STATEMENTS, Continued

1. Description of Plan, continued:

Plan Expenses

Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the "net appreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

Distributions to Participants

Distributions are recorded when paid.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS, Continued

3. Plan Termination:

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Plan Committee.

4. Investments:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 30,
	2005	2004
	------------	------------
Investments at fair value as determined by quoted market price:
Growth funds
Putnam Growth Opportunities Fund (180,276 and 196,192 shares, respectively)	$2,412,093	$2,552,454
Growth and Income funds
Dodge and Cox Stock Fund (57,140 and 58,544 shares, respectively)	7,840,709	7,623,544
Neuberger & Berman Genesis Trust (47,717 and 47,373 shares, respectively)	2,316,678	2,021,389
Income funds
PIMCO Total Return Fund (205,944 and 189,196 shares, respectively)	2,162,408	2,018,721
Capital Preservation funds
Putnam Stable Value Fund (2,571,571 and 2,250,300 shares, respectively)	2,571,571	2,250,300
Common stock
Chesapeake Corporation (58,558 and 60,634 shares, respectively)	994,309	1,646,830

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:
2005		2004
-----------		------------
Mutual funds	$844,244	$1,444,962
Common stock	(586,585)	41,151
-----------		------------
Net appreciation in fair value of investments	$257,659	$1,486,113
========		========

NOTES TO FINANCIAL STATEMENTS, Continued

5. Tax Status:

The Plan obtained its latest determination letter on November 21, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

6. Plan Transfers:

During 2004, as a result of employee status changes, $7,917 of participant account balances transferred between the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees and the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds and money market funds managed by Mercer and/or Putnam Investments. Purchases of Mercer and/or Putnam Investments of 749,113 shares in 2005 and 451,514 shares in 2004 totaled $1,264,848 and $811,375, respectively. Sales of Mercer and/or Putnam Investments 565,546 shares in 2005 and 770,263 shares in 2004 totaled $1,425,594 and $1,935,934, respectively. Certain Plan investments are shares of Chesapeake Corporation common stock. Purchases of Chesapeake Corporation common stock of 9,204 shares in 2005 and 6,281 shares in 2004 totaled $167,603 and $146,245, respectively. Sales of Chesapeake Corporation common stock of 11,734 shares in 2005 and 11,365 shares in 2004 totaled $243,072 and $280,785, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA.

8. Reconciliation of Financial Statements to Form 5500:

As a result of the transfer of Plan assets in advance of the Merger, certain amounts were recorded differently in the financial statements than in the Form 5500. The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

2005
---------------

Net assets available for benefit per the financial statements	$20,363,772

Receivables:
Employer contribution for Hourly employees	1,013
Employee contribution for Hourly employees	948

Liability due to Chesapeake Corporation 401(k)	917,862
Savings Plan for Hourly Employees
---------------
Net assets available for benefits per Form 5500	$21,283,595
=========

NOTES TO FINANCIAL STATEMENTS, Continued
  Reconciliation of Financial Statements to Form 5500, continued:

The following is a reconciliation of contributions per the financial statements to Form 5500:

2005
-------------

Employee contributions per financial statements	$350,003
Employee contribution receivable	948
--------------
Employee contributions per Form 5500	$350,951
=========

Employer contributions per financial statements	$143,798
Employer contribution receivable	1,013
--------------
Employer contributions per Form 5500	$144,811
=========

The following is a reconciliation of Plan transfers per the financial statements to Form 5500:

2005
-------------

Plan transfers per financial statements	$ -
Transfer of net assets from Hourly Plan	917,862
--------------
Plan transfers per Form 5500	$917,862
=========

9. Subsequent Events:

Effective January 1, 2006 the Plan was amended as follows:

  To include an annual non-elective Employer contribution based on total compensation (base and annual bonus) of 2.5% for hourly employees and 5.0% for salaried employees.
  To increase the Employer match to 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed (a maximum Employer match of 4% of pay).
  To include an additional annual non-elective Employer contribution of 2.5% of total compensation to the Plan for approximately 15 salaried employees who were at least 45 as of December 31, 2005, had at least five years of service and were a participant in the Employers' pension plans.
  Vesting was accelerated on January 1, 2006 for anyone who was a participant in the Plan or the Hourly Plan on December 31, 2005, and future Employer matching contributions are immediately vested with the exception of the non-elective Employer contribution (2.5% for hourly employees and 5% or 7.5% for salaried employees) which has a five year graded vesting period.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
at December 30, 2005
(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost	(e) Current Value

	PIMCO Total Return Fund	Targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$2,162,408
	Dodge & Cox Stock Fund	Invests primarily in a broadly diversified portfolio of common stocks	-	7,840,709
	Franklin Small-Mid Cap Growth Fund	Invests primarily in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	696,085
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	-	2,316,678
*	Putnam Growth Opportunities Fund	Invests mainly in stocks of very large, highly competitive growth companies	-	2,412,093
*	Putnam S&P 500 Index Fund	Invests in common-stock securities, that seeks to approximate the performance of the S&P 500	-	593,627
*	Putnam International Equity Fund	Invests mainly in stocks of companies located outside the United States	-	389,325
*	Putnam Stable Value Fund	Invests primarily in high-quality, fixed-income investments	-	2,571,571
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	160,699
	Harbor International Fund Investor Shares	Invests primarily in equity securities, principally common and preferred stocks of foreign companies.	-	218,694
	Vanguard Prime Money Market Fund	Invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial institutions, the U.S. government, and federal agencies	-	40,093
	Growth Fund of America	Invests in a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash.	-	128,608
	Dodge & Cox Balanced Fund	Seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.	-	583,902
	Vanguard 500 Index Fund	Targets long-term growth of capital and income from dividends.	-	108,922
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	994,309
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.50%; loans are amortized in level payments with current terms ranging from 2 to 5 years	-	63,911
		Total		$21,281,634

* Indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

By: /s/ Joel K. Mostrom Joel K. Mostrom Senior Vice President & Chief Financial Officer, Chesapeake Corporation

June 27, 2006

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1

Consent of Independent Registered Public Accounting Firm